UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Moelis & Company

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

60786M

(CUSIP Number)

February 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60786M

1.	Names of Reporting Persons Kenneth Moelis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,829,021(1)(2)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 105,153

	8.	Shared Dispositive Power 1,723,868(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,829,021(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)                                 This number includes 1,723,868 shares of Class A common stock held by certain employees of Moelis & Company (the “Company”) and its affiliates and entities holding shares of Class A common stock for such employees.  Mr. Moelis has sole voting power over these 1,723,868 shares.  Mr. Moelis has shared dispositive power over these shares with such employees. Mr. Moelis does not have a pecuniary interest in these shares. This number also includes 103,256 shares of Class A common stock held by Moelis Asset Management L.P.  Mr. Moelis has  sole voting and dispositive power over these  103,256 shares.

(2)                                 This number excludes:

(a)                                 9,612,062 shares of Class A common stock issuable in exchange for Class A partnership units of the Company’s subsidiary, Moelis & Company Group LP, a Delaware limited partnership (“Group LP”), held by Moelis & Company Partner Holdings LP, a Delaware limited partnership (“Partner Holdings”) on behalf of The Moelis Family Trust, of which Mr. Moelis is a beneficiary.  Mr. Moelis shares voting and dispositive power over the assets of The Moelis Family Trust with Mrs. Julie Moelis. Mr. Moelis has a pecuniary interest in the Group LP Class A partnership units held by Partner Holdings on behalf of The Moelis Family Trust. These shares of Class A common stock represent approximately 17.7% of the shares of Class A common stock that would be outstanding as of February 1, 2017 if all outstanding Group LP Class A partnership units were exchanged and all outstanding shares of the Company’s Class B common stock were converted at that time.

(b)                                 2,503,337 shares of Class A common stock issuable in exchange for Group LP Class A partnership units held by Partner Holdings on behalf of The Moelis Irrevocable Trust, of which Mr. and Mrs. Moelis’s children are the primary beneficiaries. Mr. Moelis shares voting and dispositive power over the assets of The Moelis Irrevocable Trust with Mrs. Julie Moelis. Mr. Moelis does not have a pecuniary interest in the Group LP Class A partnership units held by Partner Holdings on behalf of The Moelis Irrevocable Trust. These shares of Class A common stock represent approximately 4.6% of the shares of Class A common stock that would be outstanding as of February 1, 2017 if all outstanding Group LP Class A partnership units were exchanged and all outstanding shares of Class B common stock were converted.

(c)                                  25,781,317 shares of Class B common stock held by Partner Holdings. This number correlates to the aggregate number of vested and unvested Group LP Class A partnership held by Partner Holdings as of February 1, 2017. Partner Holdings is controlled by Mr. Moelis. Each share of Class B common stock has ten votes and, as of February 1, 2017, is convertible into 0.00055 shares of Class A common stock.

(3)                                 Represents percentage of Class A common stock.  Including the shares set forth in footnote 2, Mr. Moelis has 91.4% of the combined voting power of the Company’s Class A and Class B common stock.

The share ownership in this Schedule 13G is as of February 1, 2017.

Item 1.
	(a)	Name of Issuer Moelis & Company
	(b)	Address of Issuer’s Principal Executive Offices 399 Park Avenue, 5th Floor, New York, NY 10022

Item 2.
	(a)	Name of Person Filing Kenneth Moelis
	(b)	Address of Principal Business Office or, if none, Residence c/o Moelis & Company, 399 Park Avenue, 5th Floor, New York, NY 10022
	(c)	Citizenship U.S.
	(d)	Title of Class of Securities Class A Common Stock, par value $0.01
	(e)	CUSIP Number 60786M

Item 3.	Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,829,021 (1)(2)
	(b)	Percent of class: 7% (3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,829,021 (1)(2)
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of 105,153
		(iv)	Shared power to dispose or to direct the disposition of 1,723,868 (1)(2)

(1)                                 This number includes 1,723,868 shares of Class A common stock held by certain employees of the Company and its affiliates and entities holding shares of Class A common stock for such employees.  Mr. Moelis has voting power over these 1,723,868 shares. Mr. Moelis and such employees have shared dispositive power over these shares.  Mr. Moelis does not have a pecuniary interest in these shares.  This number also includes 103,256 shares of Class A common stock held by Moelis Asset Management L.P.  Mr. Moelis has  sole voting and dispositive power over these 103,256 shares.

(2)                                 This number excludes:

(a)                                 9,612,062 shares of Class A common stock issuable in exchange for Class A partnership units of Group LP held by Partner Holdings on behalf of The Moelis Family Trust, of which Mr. Moelis is a beneficiary.  Mr. Moelis shares voting and dispositive power over the assets of The Moelis Family Trust with Mrs. Julie Moelis. Mr. Moelis has a pecuniary interest in the Group LP Class A partnership units held by Partner Holdings on behalf of The Moelis Family Trust. These shares of Class A common stock represent approximately 17.7% of the shares of Class A common stock that would be outstanding as of February 1, 2017 if all outstanding Group LP Class A partnership units were exchanged and all outstanding shares of the Company’s Class B common stock were converted at that time.

(b)                                 2,503,337 shares of Class A common stock issuable in exchange for Group LP Class A partnership units held by Partner Holdings on behalf of The Moelis Irrevocable Trust, of which Mr. and Mrs. Moelis’s children are the primary beneficiaries. Mr. Moelis shares voting and dispositive power over the assets of The Moelis Irrevocable Trust with Mrs. Julie Moelis. Mr. Moelis does not have a pecuniary interest in the Group LP Class A partnership units held by Partner Holdings on behalf of The Moelis Irrevocable Trust. These shares of Class A common stock represent approximately 4.6% of the shares of Class A common stock that would be outstanding as of February 1, 2017 if all outstanding Group LP Class A partnership units were exchanged and all outstanding shares of Class B common stock were converted.

(c)                                  25,781,317 shares of Class B common stock held by Partner Holdings. This number correlates to the aggregate number of vested and unvested Group LP Class A partnership held by Partner Holdings as of February 1, 2017. Partner Holdings is controlled by Mr. Moelis.  Each share of Class B common stock has ten votes and, as of February 1, 2017, is convertible into 0.00055 shares of Class A common stock.

(3)                                 Represents percentage of Class A common stock.  Including the shares set forth in footnote 2, Mr. Moelis has 91.4% of the combined voting power of the Company’s Class A and Class B common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Certain employees of the Company and its affiliates and entities holding shares of Class A common stock for such employees own and have a pecuniary interest in 1,723,868 shares set forth in Item 1(a).  Mr. Moelis has sole voting power over these 1,723,868 shares. Mr. Moelis and such employees have shared dispositive power over these shares.  Mr. Moelis does not have a pecuniary interest in these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
Date
/s/ Kenneth Moelis
Signature
Kenneth Moelis
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).